Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180741

MVP REIT, INC.
SUPPLEMENT NO. 3 DATED MARCH 8, 2013
TO THE PROSPECTUS DATED SEPTEMBER 25, 2012

This document supplements, and should be read in conjunction with, the prospectus of MVP REIT, Inc., dated September 25, 2012, as supplemented by Supplement No. 1, dated December 6, 2012, and Supplement No. 2, dated December 27, 2012. As used herein, the terms “we,” “our” and “us” refer to MVP REIT, Inc. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.

The purpose of this Supplement No. 3 is to disclose that:

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Our sponsor may pay additional commissions to certain selling agents in connection with the offering of our shares of common stock. Such additional commissions would be equal to 4.00% of the selling price for our shares, plus 0.5% payable on each of the 4th, 5th, 6th, 7th and 8th anniversaries of the sale of the shares unless, prior to such anniversary, our shares have been listed for trading on a national securities exchange or the shares upon which the commissions are payable have been sold, redeemed or transferred.

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We are not responsible for, and will not pay, any such additional commissions which are the obligation of our sponsor. Payment of any such additional commissions by our sponsor will not reduce the net proceeds we receive from the sale of our shares. Moreover, there has been no change in the fees payable by us to our sponsor or any of its affiliates.

Sponsor Fees

The following section is hereby added to the end of the table entitled “Advisor Fees and Expenses” on page 22 of the prospectus, at the end of the table entitled “Management Compensation” on page 81 of the prospectus and at the end of the section entitled “Plan of Distribution –Selling Agent Compensation” on page 168 of the prospectus:

Commissions Paid by the Sponsor

MVP Capital Partners, LLC, which we refer to as our sponsor, has agreed to pay, or cause its affiliates (other than MVP REIT, Inc.) to pay, the following additional commissions to any unaffiliated selling agent (other than Ashton Garnett Securities, LLC and Source Capital Group, Inc.) that we engage to act as a selling agent in the offering pursuant to the terms of a selling agreement. We refer to these commissions as the sponsor fees. No sponsor fees shall be payable with respect to any sales made pursuant to our distribution reinvestment plan.

MVP REIT, Inc. will not pay any portion of the sponsor fees and has no obligation of any kind to pay such fees. The selling agents have agreed not to seek payment of the sponsor fees from MVP REIT, Inc. Therefore, payment of the sponsor fees will not reduce the net proceeds available to us from the sale of our shares.

Type of Fee and Recipient	Description and Method of Computation	Estimated Amount for Maximum Offering1
Sponsor Selling Commission – Selling Agents	4.00% of the selling price of each share of our common stock for which a sale is completed from the shares offered in our primary offering, which we refer to as the share selling price.	$20.0 million (assuming that the sponsor selling commission is payable with respect to all shares sold in the primary offering)
Sponsor Trailing Commission – Selling Agents
Sponsor trailing commissions in the amount of one-half percent (1/2%) of the share selling price, payable by the Sponsor on an annual basis within 30 days following each of the 4th, 5th, 6th, 7th and 8th anniversaries of the applicable share purchase date, provided that, no sponsor trailing commission shall be payable if, prior to the applicable payment date, (a) the shares upon which the sponsor trailing commission are being paid have been redeemed, sold, transferred or otherwise disposed of; or (b) the shares have been listed on a national securities exchange.
$12.5 million (assuming that the entire sponsor trailing commission is payable with respect to all shares sold in the primary offering)

1 Payment of the sponsor fees will not reduce the net proceeds available to us as a result of such sales.

Each selling agent under the selling agreement providing for the payment of the sponsor fees is required to acknowledge and agree that:

•      MVP REIT, Inc. shall have no obligation whatsoever to pay any portion of the sponsor fees;

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MVP REIT, Inc. shall not be subject to any losses, claims, expenses (including the reasonable legal and other expenses incurred in investigating and defending any such claims or liabilities), damages or liabilities whatsoever with respect to any sponsor fees and none of our assets shall be used in any way to pay for, or support the payment of, any sponsor fee.

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the selling agent shall not bring any action, suit or other proceeding against MVP REIT, Inc. or any of our assets with respect to any sponsor fees, including without limitation any proceeding claiming nonpayment of a sponsor fee by our sponsor; and

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if the selling agent brings any action against MVP REIT, Inc. which is prohibited by the selling agreement, then the selling agent shall be required to fully indemnify us for all of our costs and expenses, including attorneys’ fees, incurred in connection with defending such action; and

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the aggregate amount of the sponsor fees, including the sponsor trailing commission, when added to the commissions payable by us, may not exceed 10% of the gross proceeds we derive from the sale of the shares for which such fees are payable.